

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2020

Daniel A. Cartwright
Chief Financial Officer
THERAPEUTICSMD, INC.
951 Yamato Rd, Suite 220
Boca Raton, FL 33431

> **Re:** **THERAPEUTICSMD, INC.**
> **Form 10-Q for the quarter ended September 30, 2019**
> **Exhibit No. 10.1 – Commercial Supply Agreement**
> **Exhibit No. 10.2 – Lease**
> **Filed November 8, 2019**
> **File No. 001-00100**

Dear Mr. Cartwright:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance